Articles of Amendment
to
Articles of Incorporation
of

EWORLD INTERACTIVE, INC.
(Name of Corporation as currently filed with the Florida Dept. of State)

P98000062582
(Document Number of Corporation)

Pursuant to the provisions of Section 607.1006, Florida Statutes, this ***Florida Profit Corporation*** adopts the following amendment(s) to its Articles of Incorporation:

A. If amending name, enter the new name of the corporation:

The new name must be distinguishable and contain the word "corporation", "company", or "incorporated" or the abbreviation "Corp.", "inc.", or Co.", or the designation "Corp", "Inc", or "Co". A professional corporation name must contain the word "chartered", "professional association", or the abbreviation "P.A."

B. Enter new principal office address, if applicable:

(Principal office address MUST BE A STREET ADDRESS)

C. Enter new mailing address, if applicable:

(Mailing address MAY BE A POST OFFICE BOX)

D. If amending the registered agent and/or registered office address in Florida, enter the name of the new registered agent and/or the new registered office address:

Name of New Registered Agent:

, Florida

New Registered Agent's Signature, if changing Registered Agent:

I hereby accept the appointment as registered agent. I am familiar with and accept the obligations of the position.

Signature of New Registered Agent, if changing

If amending the Officers and/or Directors, enter the title and name of each officer being removed and title, name and address of each Officer and/or Director being added:

Title, Name, Address; Type of Action:

____ [ ] Remove

____ [ ] Add

E. If amending or adding additional Articles, enter change(s) here:

Article IV, Capital Stock, is amended to read as follows:

This Corporation is authorized to issue one hundred and fifty million (150,000,000) shares, designated as "Common Stock" and five million (5,000,000) shares designated as "Preferred Stock", both shall have "No Par Value". Each Common Share issued and outstanding shall be entitled to one vote. The Preferred Shares shall be designated by the Board of Directors.

The Corporation is authorized to conduct a forty to one (40:1) reverse stock split of the outstanding shares of Common Stock.

F. If an amendment provides for an exchange, reclassification, or cancellation of issued shares, provisions for implementing the amendment if not contained in the amendment itself:

(if not applicable, indicate N/A)

N/A

The date of each amendment(s) adoption:

August 21, 2009
(date of adoption is required)

Effective date, if applicable:

____
(no more than 90 days after amendment file date)

Adoption of Amendment(s) (CHECK ONE)

[X] The amendment(s) was/were adopted by the shareholders. The number of votes cast for the amendment(s) by the shareholders was/were sufficient for approval.

[ ] The amendment(s) was/were adopted by the shareholders through voting groups.

The number of votes cast for the amendment(s) was/were sufficient for approval by _______________
(voting group)

[ ] The amendment(s) was/were adopted by the board of directors without shareholder action and shareholder action was not required.

[ ] The amendment(s) was/were adopted by the incorporators without shareholder action and shareholder action was not required.

Dated: August 21, 2009

Signature: /s/ Guy Peckham

(By a director, president or other officer – if directors or officers have not been selected – by an incorporator – if in the hands of a receiver, trustee, or other court appointed fiduciary by that fiduciary)

Guy Peckham
(Typed or printed name of person signing)

President and CEO
(Title of person signing)